Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s ratio of earnings to fixed charges for periods indicated:

	Three Months Ended 03/31/2004	Year Ended December 31,
		2003	2002	2001	2000	1999

Ratio of Earnings to Fixed Charges	9.22	7.26	5.36	1.95	5.27	7.41

For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor (deemed to be one-third of minimum operating lease rentals). The earnings to fixed charges calculation reflects the Company’s proportionate share of income, expense and fixed charges attributable to the Company’s investment in majority-owned unconsolidated subsidiaries and joint ventures.